UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant To Section 13 OR 15(d) Of The Securities Exchange Act Of 1934

Date of report (Date of earliest event reported)   **July 24, 2003**

MYERS INDUSTRIES, INC.

(Exact name of registrant as specified in its charter)

Ohio	**1-8524**	**34-0778636**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

1293 South Main Street, Akron, OH	**44301**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's Telephone Number, including area code   **(330) 253-5592**

(Former name or former address, if changed since last report)

Item 7. **Financial Statements and Exhibits**
 (c) Exhibits
  99.1 Press release of Company dated July 24, 2003.

Item 9. **Regulation FC Disclosure** (Information furnished pursuant to Item 12, "Results of Operations and Financial Condition").

On July 24, 2003, the Company issued a press release announcing earnings results for the three and six month periods ended June 30, 2003. The full text of the press release issued in connection with the announcement is attached as Exhibit 99.1 to this Current Report of Form 8-K.

In accordance with the procedural guidance in SEC Release No. 33-8216, the information in this Form 8-K and the Exhibit attached hereto are being furnished under "Item 9. Regulation FD Disclosure" rather than under "Item 12. Results of Operations and Financial Condition." The information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 of the Exchange Act, except as expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Myers Industries, Inc
(Registrant)

DATE July 24, 2003 BY **/s/ Gregory J. Stodnick**
Gregory J. Stodnick
Vice President - Finance